Filed by New Century Financial Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: New Century Financial Corporation

Commission File No: 000-22633

This document is being filed pursuant to Rule 425 under the Securities Act of 1933 and is deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934.

On June 24, 2004, we issued the following press release:

News Release

FOR ADDITIONAL INFORMATION CONTACT:

New Century Financial Corporation 18400 Von Karman, Suite 1000 Irvine, CA 92612	Carrie Marrelli, VP, Investor Relations (949) 224-5745 Erin Freeman, VP, Corporate Communications (949) 862-7624

New Century Maintains $0.20 Quarterly Dividend

Irvine, CA, June 24, 2004, New Century Financial Corporation (Nasdaq: NCEN) announced today that its Board of Directors has approved a quarterly cash dividend payment to the Company’s common stockholders at the rate of $0.20 per share. The dividend will be paid on July 30, 2004 to stockholders of record at the close of business on July 15, 2004. The declaration of any future dividends will be subject to the Company’s earnings, financial position, capital requirements, contractual restrictions and other relevant factors.

About New Century

New Century Financial Corporation is one of the nation’s largest mortgage finance companies, providing first and second mortgage products to borrowers nationwide through its operating subsidiaries. New Century is committed to serving the communities in which it operates with fair and responsible lending practices. To find out more about New Century, please visit www.ncen.com.

Proxy Information

This press release may be deemed to be solicitation material in connection with our previously announced plan to convert to a real estate investment trust (REIT). In connection with the proposed REIT conversion, a preliminary proxy statement/prospectus that is part of the registration statement on Form S-4, as amended, of New Century REIT, Inc., a wholly-owned subsidiary of New Century, was filed with the Securities and Exchange Commission on April 22, 2004. The preliminary proxy statement/prospectus is a proxy statement of New Century and prospectus of New Century REIT, Inc. Investors are urged to read the preliminary proxy statement/prospectus and any other relevant documents filed with the Securities and Exchange Commission, including the definitive proxy statement/prospectus when available, because they will contain important information.

You will be able to obtain the documents free of charge at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, you may obtain documents filed by New Century with the Securities and Exchange Commission free of charge by requesting them in writing from New Century Financial Corporation, 18400 Von Karman, Suite 1000, Irvine, California, 92612, Attention: Carrie Marrelli, or by telephone at (949) 224-5745.

Participants in Solicitation

New Century and its directors and executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of New Century in connection with the proposed REIT conversion. Information about the directors and executive officers of New Century and their ownership of New Century stock are set forth in the preliminary proxy statement/prospectus. Investors are also urged to review the information regarding the interests of such participants in the definitive proxy statement/prospectus when filed with the Securities and Exchange Commission.